HAWAIIAN HOLDINGS, INC.
3375 Koapaka St.
Honolulu, HI 96819

March 20, 2009

VIA EDGAR AND FAX TRANSMISSION (202-772-9202)

Mr. Daniel Morris

Attorney-Advisor

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 3561

Washington, D.C.  20549

Re:	Hawaiian Holdings, Inc.
Form 10-K for the year ended December 31, 2007
Filed March 3, 2008
File No. 001-31443

Dear Mr. Morris:

Hawaiian Holdings, Inc. (the “Company”) today is electronically filing with the Securities and Exchange Commission this response to your letter dated February 20, 2009 with respect to your review of certain items in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007.  The Staff’s comment from the February 20, 2009 letter is reproduced below in bold-faced text followed by the Company’s response.  A courtesy copy of the filing has been forwarded to Mr. Daniel Morris via facsimile transmission at the number listed above.

Schedule 14A

1.          We note your response to prior comment 1.  Please expand your justification for the belief that performance targets may be omitted due to the risk of competitive harm.  In your revised analysis, tell us specifically how disclosure of the quantitative performance targets would enable competitors and suppliers to deconstruct the company’s financial condition and/or business strategy and gain competitive advantage.  In so doing, please address the following related questions:

•              Tell us how a competitor could determine the company’s future plans, including short-term and long-term priorities, from the disclosure in the proxy statement of performance targets for a past fiscal year;

•              Explain why a past year’s targets would necessarily be predictive of the company’s strategic plans in future years given that the compensation committee may, from one year to the next, vary the level of difficulty for achievement of the targets;

•              Tell us if (and how) a competitor could determine the strategic weight the company puts on each route or region from the company’s disclosure of the targets;

•              Explain how a competitor’s comparison of the targets against actual performance would enable it to draw a specific conclusion with respect to the company’s strategy and projected performance.  For instance,

•              Might there be multiple variables that may have affected actual performance that are unrelated to the specific targets or the company’s strategy for a past fiscal year?

•              How would a competitor be able to differentiate among, and isolate the impact of, potential variables, in order to project the company’s future financial performance or otherwise glean useful information from the difference between actual performance and targeted performance?;

•              Explain in greater detail how disclosure of performance targets could be expected to give suppliers “an unreasonable upper hand in negotiations or bargaining.”

In responding to the above questions, we encourage you to provide illustrative examples to clearly demonstrate how the performance targets for a past fiscal year could be used by your competitors and suppliers to derive specific current and future pricing and strategy information that could competitively harm the company.

The Company has determined to accept the request in the Staff’s original comment letter, dated October 27, 2008, that the Company disclose the Company’s performance targets used in determining executive compensation for the applicable fiscal year commencing with its 2009 annual proxy statement.

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In response to the Staff’s request, Hawaiian Holdings, Inc. hereby acknowledges that:

1.             The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.             Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

3.             The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions concerning this response letter, please contact me at 808-835-3030.

Very truly yours,

/s/ Hoyt H. Zia

Hoyt H. Zia
Secretary
Hawaiian Holdings, Inc.

cc:	Gregory S. Anderson, Audit Committee Chairman
Richard Goldberg, Dechert LLP